Report of Independent Registered Public Accounting Firm
The Board of Trustees of

Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Mellon Funds Trust (comprised of Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced Fund, Mellon Money Market Fund, and Mellon National Money Market Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
June 30, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006 and with respect to agreement of security purchases and sales, for the period from March 31, 2006 (the date of our last examination), through June 30, 2006:

1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by Custodian but not included in 1) and 2) above;
4. 	Reconciliation between the Funds' accounting records and the custodian's records as of June 30, 2006 and verified reconciling items;
5. Confirmation of pending purchases for the Funds as of June 30, 2006 with brokers, where responses were not received, and inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of June
30, 2006 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Dreyfus Family of Funds' trade tickets for eight purchases and seven sales or maturities for the period March 31, 2006 (the date of our last examination) through June 30, 2005, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
9.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2005 through December 31, 2005 and noted no negative findings were reported in the areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from March 31, 2006 through June 30, 2006.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
 KPMG LLP

New York, New York
September 26, 2006


September 26, 2006

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Mellon Funds Trust (comprised of Mellon Large
Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock
Fund, Mellon Small Cap Stock Fund, Mellon International Fund,
Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon
Intermediate Bond Fund, Mellon Short-Term U.S. Government
Securities Fund, Mellon National Intermediate Municipal Bond
Fund, Mellon National Short-Term Municipal Bond Fund, Mellon
Pennsylvania Intermediate Municipal Bond Fund, Mellon
Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced
Fund, Mellon Money Market Fund and Mellon National Money Market
Fund) (the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of June 30, 2006 and from March 31, 2006 through June 30, 2006.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 and from March 31, 2006 through June 30, 2006 with respect to securities reflected in the investment accounts of the Funds.

Mellon Funds Trust


James Windels
Treasurer